H    Form of Notice

     1.   News Digest

     ALLEGHENY ENERGY, INC., ET AL. A notice has been issued giving interested persons until February _, 2001, to request a hearing on a proposal by Allegheny Energy, Inc. ("Allegheny"), a registered holding company, and Allegheny Energy Supply Company, LLC, a wholly owned non-utility subsidiary of Allegheny, to transfer a two percentage interest in AE Supply to Merrill Lynch pursuant to an Asset Contribution and Purchase Agreement. (Rel. 35-27____).

     2.   Notice

Allegheny Energy, Inc. et al. (70-1______)

     Allegheny Energy, Inc. ("Allegheny"), a registered holding company, located at 10435 Downsville Pike, Hagerstown, MD 21740-1766, and Allegheny Energy Supply Company, LLC ("AE Supply"), a wholly owned non-utility subsidiary of Allegheny located at R.R. 12, P.O. Box 1000, Roseytown, Pennsylvania 15601 subsidiary (collectively "Applicants"), have filed this application - declaration pursuant to sections 6(a), 7, and 12 of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 44, 53 and 54 under the Act.

     The Applicants and Allegheny Energy Global Markets L.L.C., a newly formed, wholly owned Rule 58 subsidiary of AE Supply ("Rule 58 Company"), Merrill Lynch & Co. ("ML") and Merrill Lynch Capital Services, its wholly owned subsidiary ("MLCS" together with ML, "Merrill Lynch"), have entered into an Asset Contribution and Purchase Agreement dated January 8, 2001 ("Agreement"). Under the Agreement AE Supply will acquire Global Energy Markets ("GEM"), Merrill Lynch's energy commodity marketing and trading unit.<F1> Under the Agreement, AE Supply, through the Rule 58 Company will acquire GEM for $490 million plus, subject to Securities and Exchange Commission ("Commission") approval, a two percent equity interest in AE Supply. The Agreement further provides that if the Commission does not approve the transfer of the two percent equity interest by a date certain, AE Supply will make additional cash payment to Merrill Lynch. The transaction will be accounted for as a purchase.

     Allegheny and AE Supply will finance the acquisition  through a sale of debt that is consistent with the Applicants' existing financing limits under Rule 58.<F2> By this application, Applicants seek authority to issue to Merrill Lynch a two percent (2%) membership interest in AE Supply, or an equal percent in a successor affiliate in the event AE Supply is merged therein.<F3> Applicants request expedited treatment of this application and request an order issued and effective not later than April 15, 2001.

<F1> See Exhibit A, Asset Contribution and Purchase Agreement.
<F2>  Rule  58 provides that Section 9(a) of the Act shall not apply to: The acquisition by a registered holding company, or a subsidiary company thereof, of the securities of an energy-related
company;   provided,  that,  after  giving  effect  to  any   such
acquisition, the aggregate investment by such registered holding company and subsidiaries in all such companies does not exceed the greater of:(i) $50 million; or (ii) 15% of the consolidated capitalization of such registered holding company, as reported in the registered holding company's most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q.
<F3> AE Supply may be merged into an existing corporate shell for tax purposes.





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     For  the  twelve months ended September 30, 2000, Allegheny's gross revenues and net income were approximately $3.524 billion and $188 million, respectively. AE Supply, which began operating as a separate company on November 18, 1999, had gross revenues of approximately $1.497 billion and net income of approximately $42.6 million for the 9 month period ended September 30, 2000.